Matthew W. Mamak	Direct Dial: 212-210-1256	Email: matthew.mamak@alston.com

November 20, 2023

VIA: ELECTRONIC MAIL

Mr. Todd K. Schiffman

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CONSUMER PORTFOLIO SERVICES, INC. Amendment No. 1 on Form S-3 filed August 7, 2023 File No. 333-272653

Dear Mr. Schiffman:

On behalf of Consumer Portfolio Services, Inc., a California corporation (the “Company”), we hereby respond to comments from the staff of the Division of Corporation Finance at the U.S. Securities and Exchange Commission (the “Staff”) received in a letter dated August 14, 2023, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-3 filed on August 7, 2023.

Registration Statement/Prospectus

Comment 1:

We reissue in part Comment No. 1 from our letter dated June 29, 2023. Please tell us the reason(s) for the potential rescission liability.

Response:

The Company respectfully acknowledges the Staff’s comment.

Since 2005 and through 2022, the Company’s capital raising program involving the offer and sale of its renewable unsubordinated notes (“Renewable Notes”) was managed internally by the Company’s former Chief Financial Officer, its former Senior Vice President of Program Development, and its former General Counsel. During this time the Company did not have formal procedures for this program and relied upon this team to conduct the various capital raises.

The reason for the potential rescission risk disclosed in the 2010 Form S-1 had to do with the Company’s offer and sale of its Renewable Notes after expiration of the registration statement that was declared effective in May 2005. The reasons for the potential rescission risk disclosed in the current pre-effective Form S-3 is because (a) the Company failed to file certain prospectus supplements with respect to certain sales, and (b) offers and sales of Renewable Notes and renewals of outstanding notes were made after the expiration of the registration statement and for amounts beyond the amount covered by the registration statement. Although the Company has not sold new Renewable Notes since September 2022, certain outstanding Renewable Notes have been renewed as late as August 2023. The Company believes that as of October 31, 2023, the amount of Renewable Notes that may be subject to rescission rights is approximately $5,300,000. That figure includes renewals of previously sold Renewable Notes but excludes Renewable Notes that the Company has repaid.

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The Company recognizes that it has made similar mistakes with respect to past offers and sales and renewals of its Renewable Notes. The Company is working with Alston & Bird LLP to change the Company’s past practices and create a process of effective procedures and controls relating to its capital raising activities involving the Renewable Notes. A significant change includes a new team of senior executives to oversee these offerings. The former team charged with overseeing the offerings is no longer with the Company -- the Senior Vice President of Program Development passed away in 2021, the former Chief Financial Officer retired in 2022, and the former general counsel also retired in 2022. The Company has a new general counsel as of June 2023 and a new Chief Financial Officer as of September 2022. These two executives will be charged with overseeing the offering and renewal program and compliance. Additionally, the Company will implement the following compliance measures and will do so before any selling efforts recommence:

•	Enact and maintain a formal monitoring and tracking program, including the generation and circulation of internal periodic reports with information about issuances, capacity, usage, offering periods and expiration dates of active registration statements;

•	Consistently involve and consult with outside counsel, including in connection with future offerings, the formal monitoring program and general compliance issues;

•	Hold an initial, and then periodic training sessions for employees who have responsibility over, or are involved in, the Company’s offering of securities; and

•	Report on the status of capital raising activities and the related compliance procedures to the Company’s audit committee.

Comment 2:

We reissue Comment No. 3 from our letter dated June 29, 2023. Excluding Part III information is only permissible in the event that you reasonably believe that you will file a proxy statement containing the information within 120 days of the fiscal year end. In the future, if you don't intend to file your proxy within 120 days of the fiscal year end, you must include it within the Form 10-K in order for your entire 10-K to be timely filed.

Response:

The Company respectfully acknowledges the Staff’s comment.

When the Company does not have a reasonable belief that its proxy statement will be filed within 120 days of its fiscal year end, the Part III information will be included in its Form 10-K. If the Company continues to hold its annual meeting of stockholders in August, the Company will include the Part III information in its Form 10-K, as required by Form 10-K.

Sincerely,

ALSTON & BIRD LLP

/s/ Matthew W. Mamak

Matthew W. Mamak, Esq.

cc:	Michael T. Lavin, President, Chief Operating Officer and Chief Legal Officer
Denesh Bharwani, Executive Vice President and Chief Financial Officer
Lisette Reynoso, Esq., Senior Vice President, General Counsel
Dennis O. Garris, Esq., Alston & Bird LLP
Patrick C. Sargent, Esq., Alston & Bird LLP

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